

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Gabriel de la Concha Guerrero
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City, Mexico

> **Re:** **Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-11080**

Dear Mr. de la Concha:

We have reviewed your September 25, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2015 letter.

Form 20-F for the Fiscal Year Ended December 31, 2014

Consolidated Financial Statements, page F-1

Note 7. Customers, page F-49

1. We note your response to prior comment three. It appears to us that your presentation of the average age (days) metric, appearing in the "accounts past due, but not impaired" section, seems to imply that this metric only applies to past due receivables. However, the calculation that you have presented in your response actually represents the average age (days) of all accounts receivable, and is not solely based upon past due receivables. In this regard, please revise future filings to change where this information is presented in

your footnote, and more clearly state what this metric represents, how it is calculated, and what items are omitted in your calculation.

2.   We refer to your revised calculation of the average age of accounts receivable for 2014 that you have provided in your response letter. It appears to us that revenues, excluding ANESA revenues, should also exclude the revenue from the fair value on the initial recognition of real estate inventories. Please provide us with your revised calculation or explain to us why this item should be included.

3.   We note your response to prior comment four. Please tell us the following:

- Tell us the status of the new lawsuit against the Government of the Federal District, for amounts approximating Ps.726,000,000, and why you believe it is a "high possibility" of recovering your portion of this amount given the nature and extent of the current lawsuit which has yet to reach a final conclusion,

- Tell us if the costs of Ps.726,000,000 are included in any billed or unbilled amounts in your financial statements. To the extent these costs are not included in your cost and estimated earnings in excess of billings on uncompleted contracts, it is unclear why this amount would be included in your reconciliation provided in response to comment 4; and

- Please tell us when you recorded the Ps. 954,000,000 reserve and confirm to us that the amount reserved of Ps.954,000,000 is included in the allowance for doubtful accounts for long-term customers at December 31, 2014.

Note 29. Contingencies, page F-111
ICAMEX – TERMOTECNICA, page F-116

4.   We note your response to prior comment five. Please expand your disclosure in future filings to provide the information you presented in your response letter and ensure your disclosure complies with IAS 37.

        You may contact Dale Welcome at (202) 551-3865 or Melissa Rocha at (202) 551-3854 with any questions.

                                                        Sincerely,

                                                        /s/ John Cash

                                                        John Cash
                                                        Accounting Branch Chief
                                                        Office of Manufacturing and
                                                        Construction

cc: Jorge Juantorena, Esq.
        Cleary Gottlieb Steen & Hamilton LLP

        Christina Chinloy, Esq.
        Cleary Gottlieb Steen & Hamilton LLP